

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

March 29, 2007

<u>via U.S. mail and facsimile</u>

Mr. Julien Francois
Chief Financial Officer
Western Copper Corporation
Suite 2050 – 1111 West Georgia Street
Vancouver, B.C.
CANADA V6E 4M3

>   **Re: Western Copper Corporation**
>   **Amendment No. 2 to Form 20-F Registration Statement**
>   **Filed March 14, 2007**
>   **File No. 0-52231**

Dear Mr. Francois:

We have reviewed your filing and response letter dated March 9, 2007 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 20-FR/A2 Filed March 14, 2007</u>

<u>Exhibit 17.1 – Western Copper Business</u>

<u>Financial Statements – December 31, 2005, 2004 and 2003</u>

<u>Note 11 – Material Differences Between Canadian and U.S. GAAP, page F17.1-12</u>

1.   We note your response to prior comment 10, explaining that based on your
        application of EITF 04-3, value beyond proven and probable reserve (VBPP)
        associated with your Carmacks property exceeds its carrying value and you have
        therefore concluded that there is no impairment of the acquisition costs
        capitalized for this property having no reserves. However, on pages F17.1-14 and
        F17-2.18 you continue to state that you expense mineral property acquisition costs
        for U.S. GAAP purposes, which is not consistent with your accounting or the
        explanation provided in your response.

        Please expand your disclosure to include a discussion of your Carmacks property
        impairment review, including the reason for your no impairment conclusion,
        referencing the provisions of EITF 04-3 as they pertain to factoring VBPP into
        your analysis; and correct your discussion of U.S. GAAP accounting for mineral
        property acquisition costs. Please ensure that you make similar revisions to any
        other related disclosures appearing elsewhere in your filing.

<u>Exhibit 17.2 – Western Copper Corporation</u>

<u>Financial Statements – June 30, 2006</u>

<u>Note 2 – Plan of Arrangement, page F17.2-6</u>

2.   We note that you did not modify your disclosure to include the statement you
        made in your November 24, 2006 response to comment 27, explaining that the
        intent of exchanging stock options in the Plan of Arrangement was to substitute
        existing Western Silver options with comparable value instruments, and that the
        options issued had terms which mirrored those of Western Silver. Please expand
        your disclosure to include this explanation, as requested in prior comment 11, if
        that is your view.

<u>Exhibit 23.2 – Consent of Independent Registered Public Accounting Firm</u>

3.   Please file an updated auditors' consent with your next amendment to the Form
        20-F registration statement to comply with Item 10.G.

<u>Closing Comments</u>

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief